November 26, 2013

Mr. Dominic Minore
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	The Pennant 504 Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-190432; 811-22875

Dear Mr. Minore:

The purpose of this letter is to respond to oral comments received from you in your conversation with my colleague, Susan Hoaglund, on November 25, 2013, regarding Pre-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (“Registration Statement”) filed on November 21, 2013.

The Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) should the Commission or the staff, acting pursuant to delegated  authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments on the Prospectus and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Cover Page

1.	Comment: Please revise footnote ** to indicate that the calculations are based on 3 million shares, and include the total proceeds to the Fund.

Response:  The Fund responds by revising the disclosure as requested.

2.	Comment: Please break the bold-faced disclosure into three separate paragraphs. Please also include the word “junk” in the below investment grade disclosure.

Response:  The Fund responds by revising the disclosure as requested.

Mr. Dominic Minore
November 26, 2013

Prospectus Summary-Risks-Non-bank Lending Institutions Risk

3.
Comment:  The Prospectus states that “to protect itself, the Fund will require all Non-bank Lenders to maintain a first loss position in each 504 First Lien Loan sold to the Fund.”  Since a first loss position is a contractual provision, please clarify that a first loss position will not protect the Fund in the event a Non-bank Lender closes its business operations.

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary-Fees and Expenses

4.	Comment: Please add the following sentence to this section: “All fees and expenses of the Fund are indirectly borne by the Fund’s shareholders.”

Response:  The Fund responds by revising the disclosure as requested.

Summary of Fund Fees and Expenses

5.	Comment: Please explain the second sentence of the third footnote and how the organizational expenses of the Fund have been paid and how they may be recovered.

Response:  The Fund responds supplementally that organizational expenses are a Fund expense in accordance with the Fund’s Investment Advisory Agreement, but they have been reimbursed by the Adviser as of the date of the seed audit in accordance with the Operating Expenses Limitation Agreement and therefore are subject to recoupment under the Operating Expenses Limitation Agreement and Investment Advisory Agreement.  They are subject to recoupment like any other Fund expense waived or reimbursed by the Adviser, except for the fact that they can only be recouped three years from the date they were incurred (rather than three years from the end of the fiscal year in which they were incurred, which is the time period applicable to other expenses).  The different time period is intended to limit the ability of the Adviser to recoup these fees to a three-year time horizon in accordance with industry standards and the language included in the second sentence of the third footnote tracks the language in the Investment Advisory Agreement, which was required by the Fund’s auditors.  Any edits to the actual footnote would require the auditor to reissue its audit opinion.

Mr. Dominic Minore
November 26, 2013

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Servicing

6.	Comment: In the sentence beginning with “in this example,” add “one-time” before the word “premium” and “an on-going” before “sub-servicing fee.”

Response:  The Fund responds by revising the disclosure as requested.

Community Reinvestment Act – Attribution Among Bank Investors for CRA Purposes

7.	Comment: Please change “the fund’s adviser” to “a fund’s adviser” in the third paragraph.

Response:  The Fund responds by revising the disclosure as requested.

Other Fund Investments and Policies

8.
Comment:  Please add “in this paragraph and under “When-Issued 504 First Lien Loans and Forward Commitments,” “Repurchase Agreements” and “Reverse Repurchase Agreements below” to the phrase “consisting of the investments described.”  Also, delete the references to a 20% limit under “When-Issued 504 First Lien Loans and Forward Commitments,” “Repurchase Agreements” and “Reverse Repurchase Agreements.”

Response:  The Fund responds by revising the disclosure as requested.

Part C

9.
Comment:  Please confirm that Item 27, Other Expenses of Issuance and Distribution, accounting fees and expenses of $2,500 is correct.  Please also address why the legal fees are shown as $392,500 in Item 27, but as $221,018 in the Prospectus.

Response:  The Fund confirmed with its auditor that $2,500 is the correct amount for accounting fees for the seed audit.  The difference in the legal fees is because the $221,018 in the Prospectus includes the offering and distribution portion of the legal fees.  The remainder of the fees is for organizational work related to the Fund.

Exhibits

10.	Comment: Please revise the Operating Expenses Limitation Agreement to delete section 6, Assignment.

Mr. Dominic Minore
November 26, 2013

Response:  The Fund responds by revising the agreement as requested, re-executing the agreement and re-filing it with Pre-Effective Amendment No. 4.

Very truly yours, GODFREY & KAHN, S.C. /s/ Christopher M. Cahlamer Christopher M. Cahlamer